Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No.’s 333-116055 and 333-123707 on Form S-8 of our reports dated March 31, 2008, relating to the consolidated financial statements and financial statement schedule of UCN, Inc. and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, and relating to the restatement discussed in Note 17), and the effectiveness of UCN, Inc.’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses), appearing in this Annual Report on Form 10-K of UCN, Inc. for the year ended December 31, 2007.

/s/    DELOITTE & TOUCHE LLP

Salt Lake City, Utah

March 31, 2008